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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2005

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                                   -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                       ---    ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug



Zug, Switzerland - February 24, 2005 - Converium today informs on the appointment of Terry G. Clarke as Chief Executive Officer


The Board of Directors of Converium announces the appointment of Terry G. Clarke as Chief Executive Officer of the Group. His appointment is made with immediate effect. In making the announcement the Chairman of the Board of Directors, Peter C. Colombo, says that "the Board believes that a management change is necessary to bring about a long-term cultural transformation and restore stakeholder confidence in the Company".

Terry G. Clarke has been a member of the Board of Directors of Converium since 2002 and was appointed Managing Director in September 2004, as from which date he actively assisted his predecessor Dirk Lohmann and the members of the Global Executive Committee to improve the communication to the Board and the decision-making process. Going forward, according to Terry G. Clarke, "the focus is on rebuilding the long-term value of Converium's franchise and the creation of a leaner structure".

Mr. Clarke will continue to be a member of the Board of Directors of Converium. His presence in both the supervisory and management boards is expected to continue to improve the lines of communication with operational management and assure effective corporate governance going forward.

Terry G. Clarke has extensive management and actuarial experience in the insurance industry. Prior to joining Converium he was the Managing Principal for the North American practice of Tillinghast-Towers Perrin, an actuarial consulting firm, where he consulted to the insurance industry. Prior to joining Tillinghast he was a member of senior management of the Norwich Winterthur Group in the United Kingdom. Mr. Clarke is a Fellow of the Institute of Actuaries.



                                   * * * * * *


Enquiries:

Michael Schiendorfer                    Zuzana Drozd
Media Relations Manager                 Head of Investor Relations

michael.schiendorfer@converium.com      zuzana.drozd@converium.com

Phone:         +41 (0) 1 639 96 57      Phone:         +41 (0) 1 639 91 20
Fax:           +41 (0) 1 639 76 57      Fax:           +41 (0) 1 639 71 20

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs more than 700 people in 20 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.


Important Disclaimer

This document contains forward-looking statements as defined in the U.S.
Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our regular quarterly reserve review; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CONVERIUM HOLDING AG




                                  By:  /s/ Peter Colombo
                                       Name:      Peter Colombo
                                       Title:     Chairman of the Board




                                  By:  /s/ Christian Felderer
                                       Name:      Christian Felderer
                                       Title:     General Legal Counsel



Date: February 24, 2005